Filed by Alps Electric Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated September 27, 2018

September 27, 2018
To all parties concerned

Company name:	Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama
Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding the Basic Policy on Shareholder Returns under the Holding Company Structure

As announced in the press release dated July 27, 2017 titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.),” Alps Electric Co., Ltd. (the “Company”) and Alpine Electronics, Inc. (“Alpine” and, together with the Company, the “Companies”) resolved to conduct a business integration (the “Business Integration”) that involves a reorganization into a holding company structure through certain transactions such as a share exchange (the “Share Exchange”) in which the Company will become the wholly owning parent company and Alpine will become a wholly owned subsidiary.  After that, as announced in the press release dated February 27, 2018 titled “Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.),” the Companies decided to change the management structure following the Business Integration from a pure holding company structure to an operating holding company structure, introduce an in-house company system and, on the condition that the Share Exchange will have taken effect, partially amend the articles of incorporation of Alps Electric, including changing its company name to “ALPS ALPINE CO., LTD.,” all of which were approved at the Company’s 85th ordinary general meeting of shareholders held on June 22, 2018.  Accordingly, subject to the approval of the Share Exchange at Alpine’s extraordinary general meeting of shareholders scheduled to be held in mid-December 2018, on January 1, 2019, the Company will reorganize itself into a holding company structure, change its company name to “ALPS ALPINE CO., LTD.,” and aim for growth under the holding company structure, while integrating the Companies’ advantages and strengths in their brands.
Today’s automotive industry has entered a phase of tremendous transformation that is said to occur only once every 100 years.  In particular, the four domains which are referred to as CASE (Connected, Autonomous, Shared, Electric) are seeing, in a short period of time, major changes that are unparalleled by other industries such as a constant connection to the Internet (Connected), autonomous driving (Autonomous), automobile sharing services (Shared) and a shift to electric vehicles such as hybrid cars and electric vehicles (Electric).  As represented by IT companies’ entries into the automobile industry, M&A and alliance activities beyond the framework of the automotive industry have been accelerating at an unprecedented pace.  In light of such a dramatically changing environment surrounding the automotive market, developing new products that integrate the Companies’ strengths and accelerating time-to-market has become a pressing issue for the Companies.
In this dramatically changing automobile industry, it is believed that the trend of concentrating management resources on the CASE domain will continue in fiscal 2018 and beyond, and the Companies’ automotive OEM customers expect them to not only supply mere electronic components and module products but also propose HMI systems used in the entire vehicle.  As it is particularly vital to accelerate the efforts toward providing customers with solutions centered on system integration products leveraging the Companies’ core device technologies, system design capabilities and software development capabilities, as announced in the press release dated July 27, 2018 titled “Notice Regarding the Execution of the Basic Agreement on the Business Collaboration between Alps Electric Co., Ltd. and Alpine Electronics, Inc.,” the Companies executed a basic agreement on the business collaboration on July 27, 2018 and since then has been continuing deliberation at the business integration promotion committee with respect to new businesses to be launched in the future through the enhanced business collaboration.  The Companies aim to swiftly respond to those challenges and meet customer expectations by accelerating the Business Integration and creating steadily the synergy effects.  To this end, the Companies believe it important to distribute and acquire management resources efficiently, create new business domains, develop new technologies and implement other initiatives at an accelerated pace.

In addition, the Company, which always believes that returning profits to shareholders is its important management issue, considers that once the Business Integration is implemented, it is important to more proactively return profits to shareholders under the holding company structure, in addition to the shareholder returns in accordance with the existing basic policy, considering that while the Company’s financial conditions are expected to further improve from the current conditions as a result of the Business Integration, an increase in the Company’s common stock as a result of the Share Exchange may lead to a certain level of dilution.
In this regard, the Company hereby announces that it resolved at its board of directors meeting held on September 27, 2018 the basic policy on shareholder returns under the holding company structure as follows.

1.	Basic Policy on Shareholder Returns
(Basic Policy on Shareholder Returns to Date)
The Company’s basic shareholder returns policy to date has been to determine the profit distribution based on consolidated financial results for the electronic components segment in consideration of a balance between three elements: (1) returns to shareholders; (2) funds for R&D and capital investment to support business expansion and enhanced competitiveness; and (3) internal reserves.  Moreover, the Company set a business goal in its medium-term plan (8th Medium-Term Plan for the period from fiscal year ended March 31, 2017 to fiscal year ending March 31, 2019), and set a financial goal for the term of the medium-term plan of maintaining each of ROE and ROIC at the level of 10% or above.

(Basic Policy on Shareholder Returns under the Holding Company Structure)
The Company has decided that its basic policy on the distribution of profits gained through business activities under the holding company structure to be created in the Business Integration will be as follows.  Specifically, while maintaining the policy to determine the profit distribution based on consolidated financial results for the electronic components segment and the automotive infotainment segment in consideration of a balance between three elements: (1) returns to shareholders; (2) funds for R&D and capital investment to support business expansion and enhanced competitiveness; and (3) internal reserves, the Company aims to secure a sound financial base that enables maintaining a domestic rating at “A” and achieve a capital policy to maintain the financial target level of ROE and ROIC for the term of the medium-term plan which are set after establishing the business goal in that plan.  In addition, with the understanding of the business environment at the time of the Business Integration and the changes in the business environment following the Business Integration, the Company will strive to acquire and secure management resources to enhance its competitiveness in pursuit of sustainable growth under the holding company structure and maintain the financial position that can address any contingencies such as drastic economic crisis and natural disasters.
On this basis, as described above, giving consideration to the possibility that while the Company’s financial conditions are expected to further improve from the current conditions as a result of the Business Integration, an increase in the Company’s common stock as a result of the Share Exchange may lead to a certain level of dilution, the Company has decided to set a basic policy to proactively introduce measures to return profits to shareholders, including a share buyback, depending on the degree of excess capital and financial surplus.

2.	Future Steps
With respect to the specific contents, method, timing of implementation and other details of the shareholder return measures based on the basic shareholder return policy under the holding company structure mentioned above, promptly after the reorganization into the holding company structure, the Company will consider those details at board of directors meetings after the Business Integration, pass a resolution and make public announcement.

Please note that with respect to the directors of the Company after the Business Integration, the 12 people who were announced as director candidates in the press release dated April 26, 2018 titled “Announcement Regarding the Candidates for the Directors under the Holding Company Structure” were approved at the Company’s 85th ordinary general meeting of shareholders held on June 22, 2018 and will assume offices as of the date of reorganization into a holding company structure.

End

Alps Electric may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible Share Exchange with Alpine.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters.  U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager,
Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager,
Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.